TD Securities Inc.
66 Wellington Street West
TD Bank Tower
Toronto, Ontario M5K 1A2,
Canada

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036,
U.S.A.

October 11, 2011

Re:	Atlantic Power Corporation
Registration Statement on Form S-1, File No. 333-176257

Christopher Chase
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Chase:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several participating underwriters, wish to advise you that copies of the Preliminary Prospectus dated October 11, 2011 will be distributed in the approximate numbers as follows:

Institutional and Retail Investors	2,500
Dealers, Underwriters and Others	300
Total	2,800

The participating underwriters will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Atlantic Power Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on October 13, 2011, or as soon thereafter as practicable.

Very truly yours,

TD SECURITIES INC.

By:	/s/ Kosta Galanis
	Name:	Kosta Galanis
	Title:	Vice President & Director

MORGAN STANLEY & CO. LLC

By:	/s/ David Whitcher
	Name:	David Whitcher
	Title:	Executive Director

As representatives of the several participating underwriters.